UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NIMBLE STORAGE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-36233	26-1418899
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

211 River Oaks Parkway, San Jose, California	95134
(Address of Principal Executive Offices)	(Zip Code)

Anup Singh

(408) 432-9600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period January 1 to December 31, 2015

Item 1.01.	Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Nimble Storage, Inc. (the “Company”) for the reporting period January 1 to December 31, 2015 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at the Company’s website at http://investors.nimblestorage.com/company/investor-relations under “Financial Information.”

Item 1.02.	Exhibit.

The Company has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Item 2.01.	Exhibit.

Exhibit Number	Description

1.01	Nimble Storage, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

NIMBLE STORAGE, INC.

Date: May 31, 2016	By:	/s/ Anup Singh
Anup Singh
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

1.01	Nimble Storage, Inc. Conflict Minerals Report for the reporting period January 1 to December 31, 2015.